File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

(Filed September 10, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 10, 2009

Release

Vitro discloses restructuring proposal made to Bondholder Group

San Pedro Garza Garcia, Nuevo Leon, Mexico, September 10, 2009 - Vitro S.A.B. de C.V. (BMV: VITROA). As part of the Company's discussions with its creditors to restructure its debt, the Company presented a restructuring proposal to the representatives of holders of its three series of Senior Notes, aggregating $1,216,000,000 outstanding principal amount, on August 5, 2009. The disclosure of the restructuring proposal by the Company is in accordance with an agreement, dated August 4, 2009, with representatives of holders of the Senior Notes.

The proposal provided for a restructuring of approximately $1,500,000,000 of the Company's debt, including the Senior Notes, in exchange for $485,000,000 of new unsecured notes and $75,000,000 of new senior subordinated notes. Under the proposal, the new unsecured notes would have an eight-year term with cash interest payments increasing from 5% to 7% over the term of the notes, and the new senior subordinated notes would have a nine-year term with cash interest payments of 7% or paid in-kind interest payments of 7%, based upon future levels of liquidity of the Company. Approximately $300,000,000 of the Company's secured debt, off balance sheet securitization facilities, and certain unsecured debt mostly at the subsidiaries level including foreign subsidiaries, would not be affected by the proposed restructuring.

Attached is a copy of the restructuring proposal. The Company is continuing its discussions with holders of the Senior Notes as well as other creditors to achieve an overall restructuring of its indebtedness based upon the Company's available debt capacity and competitive industry dynamics.

Vitro, which has been supplying its customers for the last 100 years, has a solid franchise in the markets in which it operates. Though the financial restructuring process will continue for a number a months, Vitro has the financial wherewithal to continue to provide superior products and will continue to provide uninterrupted delivery of its goods during this time. Vitro expects the result of this financial restructuring to provide it with increased financial flexibility and a much improved liquidity profile and balance sheet.

Restructuring Proposal

 Disclaimer

Throughout this presentation derivative claims that are currently alleged by certain swaps dealers and not recognized by the Company are referenced. Any reference to these claims within this document is not intended to and shall not be construed as an acknowledgement of these claims, which are disputed by the Company. The derivative claims are referenced for discussion purposes only, and the amounts shown, which themselves are also disputed by the Company, reflect only the amounts the swaps dealers allege they are owed pursuant to certain derivative swaps transactions.

Executive Summary

The Company has several key goals for its restructuring, including:

  Providing a fair recovery for unsecured creditors in light of the Company's available debt capacity and competitive industry dynamics

                - Sized based on pro forma 2009 anticipated financial performance.

                - All stakeholders must be mindful of the competitive dynamics within the industry and recognize that the Company must emerge with a capital structure that provides it with the appropriate financial flexibility to effectively compete.

  Avoiding a contentious and prolonged Concurso Mercantil process which would damage the overall value of the business and impair the position of all stakeholders

                - The financial restructuring must be driven at the Vitro S.A.B. level. Value destruction if opco enters insolvency process.

  Achieving a liquidity and debt service profile that allows the Company to withstand potential pricing pressures that have historically occurred during high capacity / lower demand cycles.

  Emerging from the restructuring process with a viable capital structure that will allow the Company to manage the current downturn and compete effectively.

The following presentation outlines the restructuring proposal developed by the Company and it's advisors (the "Restructuring Proposal"). The Restructuring Proposal is intended to summarize certain terms with respect to a potential consensual restructuring between Vitro S.A.B and its Impaired Creditors (as defined below).

1 Does not include intercompany indebtedness balances

2 Excludes any past-due interest ("PDI")

3 Represents derivative claims that are currently alleged by certain institutions and are not recognized by the Company. Alleged derivatives exposure is reflected net of approximately US$85.1 million of collateral

The proposal provides a fair recovery for all Impaired Creditors by offering the following:

  Conversion of all Impaired Creditors into:

            -$485.0 million of new unsecured notes (the "New Senior Unsecured Notes")

-Eight-year term

-Cash interest rate of 5.0% in years 1 - 2

-Cash interest rate of 6.0% in years 3 - 4

-Cash interest rate of 7.0% in years 5 - 8

   -$75.0 million in new senior subordinated notes (the "New Senior Subordinated Notes")

-Nine-year term

-Cash interest rate of 7.0% when balance sheet cash exceeds $75.0 million (pro forma for the payment) or paid in-kind ("PIK") interest rate of 7.0% when balance sheet cash is less than $75.0 million (pro forma for the payment)

1 Does not include intercompany indebtedness balances.

2 Represents derivative claims that are currently alleged by certain institutions and are not recognized by the Company. Alleged derivatives exposure is reflected net of approximately US$85.1 million of collateral.

3 Based on 2009P EBITDA of US$215 million.

4 Net debt considers US$100 million minimum cash balance.

5 Pro forma cash expense interest assumes normalized interest expense after restructuring (full year 2010 expense of approx. US$55.0 million assuming New Senior Subordinated Notes are paying cash interest).

6 Assumes 2009 Capex of US$95.0 million to reflect normalized Capex.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: September 10, 2009